William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1st June 2009

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

June 12th; 12th; 14th; 19th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

Dlw 7/9

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 12 May 2009 12:30
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1033S
William Hill PLC
12 May 2009

12 May 2009

William Hill PLC

AGM Resolutions

William Hill PLC ("the Company") confirms that all resolutions proposed at the Annual General Meeting held on Tuesday, 12 May 2009 at 11.00 a.m. at the Cavendish Conference Centre, 22 Duchess Mews, London, W1G 9DT and set out in the notice of meeting dated 6 April 2009 were duly passed on a show of hands.

The final proxy voting position is shown below. Any proxy votes which are at the discretion of the Chairman have been included in the "for" total.

Resolution		In Favour	Against	Withheld
1	Annual Report	516,353,973	2,594,275	351,277
2	Remuneration Report	502,285,803	16,533,086	480,636
3	David Edmonds	507,567,581	11,317,300	414,644
4	Simon Lane	517,326,126	1,557,533	415,866
5	Ashley Highfield	517,279,008	1,574,470	446,047
6	Re-appoint Auditors	478,150,420	40,739,853	409,251
7	Auditors Remuneration	501,160,892	14,112,503	4,026,130
8	Allot shares	518,537,154	304,962	457,409
9	Political donations	501,775,173	4,611,538	12,912,814
10	Pre-emption Rights	518,540,905	307,741	450,879
11	Purchase of Shares	518,701,190	222,574	375,761
12	New Articles	509,772,670	7,827,134	1,699,721
13	Notice of General Meeting	510,667,407	7,778,394	853,724

The Company has submitted two copies of the resolutions passed at the meeting (other than resolutions concerning ordinary business) to the UK Listing Authority and these documents will be available shortly for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. 020 7676 1000

The proxy figures for the resolutions will also displayed on the Company's corporate website - www.williamhillplc.co.uk

Enquiries:

William Hill PLC	Lyndsay Wright, Head of IR	Tel +44 (0) 20 8918 3614
Brunswick	Fiona Antcliffe / Deborah Spencer	Tel: +44 (0) 20 7404 5959

Notes to editors:

William Hill is one of the UK's leading betting and gaming companies. It is one of the UK's largest bookmakers, and also operates in Ireland, with a total of approximately 2,300 LBOs in the UK that provide betting opportunities on a wide range of sporting and non-sporting events and, in the UK, offer gaming machines. The Group's online business, William Hill Online, is one of the leading European online betting and gaming business by profitability, providing sports betting, casino games, poker, bingo, numbers betting and skill games.

END

AGMUUSRRKWRVAAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 12 May 2009 16:53
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1322S
William Hill PLC
12 May 2009

12 May 2009

William Hill PLC

Board Changes

William Hill PLC ("the Company") announces that Barry Gibson retired from the Board and has relinquished his position as Senior Non Executive Director from the end of today's AGM.

Charles Scott, Chairman of the Company, commented "I would like to express my sincere thanks on behalf of the Board for Barry's valuable contribution as a Non Executive Director over the last seven years."

Enquiries:

William Hill PLC	Lyndsay Wright, Head of IR	Tel +44 (0) 20 8918 3614
Brunswick	Fiona Antcliffe / Deborah	Tel: +44 (0) 20

Spencer 7404 5959

Notes to editors:

William Hill is one of the UK's leading betting and gaming companies. It is one of the UK's largest bookmakers, and also operates in Ireland, with a total of approximately 2,300 LBOs in the UK that provide betting opportunities on a wide range of sporting and non-sporting events and, in the UK, offer gaming machines. The Group's online business, William Hill Online, is one of the leading European online betting and gaming business by profitability, providing sports betting, casino games, poker, bingo, numbers betting and skill games.

END

BOAILFSEEIIFLIA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 14 May 2009 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1990S
William Hill PLC
14 May 2009

William Hill PLC

Update on joint venture in Spain

14 May 2009

William Hill PLC (William Hill or the Group) (LSE: WMH) announces that, following a strategic review by William Hill and Codere of Victoria Apuestas, their joint venture in Spain, the parties have today agreed to the gradual withdrawal of William Hill from the joint venture over the coming months. Codere will continue to manage the business with bookmaking services being provided by William Hill.

Victoria Apuestas opened its first outlet in Madrid in April 2008 and now trades across 98 locations within the Madrid and Basque regions. Achieving relevant scale for the business has always been dependent upon a substantial growth in the number of outlets. Achieving this scale has proved problematic because of the slow granting of local regulatory consents and the slower-than-anticipated regulatory changes within other regions. These factors, coupled with the difficult economic situation within Spain, were likely to lead to additional capital requirements and a delay in achieving William Hill's target return for the venture.

In these circumstances William Hill has decided to focus its international sports betting strategy on the internet via William Hill Online. The withdrawal from the joint venture is not expected to have an impact on the Group's expectations for 2009.

Enquiries:

William Hill PLC	Ralph Topping, Chief Executive Simon Lane, Group Finance Director Lyndsay Wright, Head of IR	Tel +44 (0) 20 8918 3614
Brunswick	Fiona Antcliffe / Deborah Spencer	Tel: +44 (0) 20 7404 5959

Notes to editors:

William Hill is one of the UK's leading betting and gaming companies. It is one of the UK's largest bookmakers, and also operates in Ireland, with a total of approximately 2,300 LBOs in the UK that provide betting opportunities on a wide range of sporting and non-sporting events and, in the UK, offer gaming machines. The Group's online business, William Hill Online, is one of the leading European online betting and gaming business by profitability, providing sports betting, casino games, poker, bingo, numbers betting and skill games.

END

JVEGUUBUAUPBGAW

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 19 May 2009 16:39
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5240S
William Hill PLC
19 May 2009

19 May 2009

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces today, 10,081 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Performance Share Plan 2006.

On the same date, a further 2,684 ordinary shares held by the Company in treasury were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of these shares under option was 124 pence.

Following the above transfer of shares out of treasury, the Company has a total of 696,023,279 ordinary shares in issue, in

addition 5,622,921 ordinary shares are held in treasury.

Enquiries:

Dennis Read	Deputy Company Secretary 020 8918 3723

END

STRILFVEEFIALIA